NEUROHACKER COLLECTIVE

2019 Report

Dear investors,

January 30, 2020

Dear Investors, Friends and Stakeholders,

We ended 2019 on a strong note and are excitedly prepared to move into 2020, ready for significant growth.

To start off, we were able to maintain profitability each month since we initially hit it in May of 2019. After closing out the books for 2019 we now show a profit for the entire year as the profits from the later months more than made up for the first months of the year. This is a major milestone for any startup and one that we're really proud of. I'm grateful to have such an amazing team that's able to make this happen consistently.

Our growth was the result of increasing sales in each of our current channels, expanding new channels and launching new products.

In Q4 we launched our newest product Qualia Nootropic Energy. This is an exciting product launch for us for a few reasons. First, it illustrates how far we've come in supply chain management and logistics. This product is an entirely different form factor than anything we've launched previously and yet the team was able to complete the first production round on time and on budget, despite the significantly different manufacturing processes used. Secondly, this product is our first product that's positioned for a more mass-market appeal. The energy shot category is still one of the fastest growing categories in health. However, the vast majority of the solutions out there have real health consequences as a result of using large amounts of caffeine and sugar to achieve a short-term boost in energy. With Qualia Nootropic Energy, we're able to achieve the increases in energy that people are looking for while simultaneously improving brain function and doing all of this in a healthy and sustainable fashion. We launched this product initially to our online community and are seeing strong initial results, though ultimately we believe this product will see its greatest success in physical retail stores. Once we can get the product on store shelves (which we're already getting orders for) this will allow for an impulse buy which isn't something our other products have ever been able to accomplish. We believe that this will become a meaningful revenue stream on its own and will serve the additional benefit of introducing customers to our brand that we might not otherwise have direct access to.

In addition to launching Qualia Nootropic Energy in Q4 we also worked heavily on the expansion of Eternus sales. We're continuing to see significant interest in this product and this category. Of all of our products, Eternus is where we saw the most significant growth throughout Q4. By the end of the quarter Eternus was making up 25% of our new direct-toconsumer sales. We're aiming to continue this growth to get Eternus sales to equal Qualia sales. In addition to the DTC channels we're seeing Eternus becoming quite popular with practitioners. Through our partnerships with Natural Partners and Emerson we're getting continual orders and re-orders from healthcare practitioners that are using Eternus with their patients.

Throughout the quarter we saw growth from new products, we saw growth across all of our sales channels. We started to get our first significant movement with putting product on physical store shelves. We're now working with one of the largest distributors in the US, called Threshold. They distribute supplements to most of the natural product stores and grocery chains in the US. Through our relationship with Threshold we were able to enter several new ecommerce platforms as well as physical stores. We've been picked up by a number of small mom & pop type health food stores as well as a few chains including Clark's, Lassen's and Down to Earth. As the products just started hitting store shelves in the later part of the quarter, we don't have a lot of sales data to report on yet but we're already seeing re-orders which is promising.

Along with our growth initiatives and product launches, we're also continuing to study our products so we can show the actual effects of the products in empirical ways. We're making great progress with the clinical trial we're doing on Qualia Mind. We've now manufactured both the real product and the placebo and have finalized trial design. Now, the research organization we hired is beginning the Institutional Review Board process and then will begin participant recruitment. So far everything still looks to be on track for completing the study in July of this year. We've also launched 2 pilot studies with Eternus. We'll be using the results from these pilot studies to help inform how we'll structure a clinical trial of Eternus. We're currently doing before and after testing of biological age through a testing device called the age meter. This will help show us the extent to which Eternus is helping to slow the aging process. We've also been participating in a study to test the NAD levels in the blood for people using Eternus. Both of these pilots are ongoing so we don't have results yet, but we're excited to see the final results soon.

Lastly, for now, we've decided to slow our focus on international expansion and focus most of our efforts on expanding our market in the US. We've decided to continue to sell directly to countries where English is the dominant language (Canada, UK, Australia, New Zealand). For other countries we've decided to focus our efforts on establishing relationships with distributors in those countries that can handle most of the sales and marketing of the products. After spending significant time assessing all of our opportunities, we decided that the capacity we have to expand our market within the US is where we should prioritize the majority of our efforts.

Going into 2020 we believe that we're positioned for substantial growth this year. If everything stays on course, we'll be launching a sleep product in the first half of the year with a likelihood of an anxiety product in the second half of the year. These are both huge categories with very poor solutions available so the opportunity here is significant. Even without the launch of these new products we're looking at likely growth for the year of almost 50%. If we're able to secure a substantial funding round in the early part of the year we expect this growth to accelerate even more. Even without a large infusion of capital though, we're positioned for significant growth. Then, if the new product categories can perform the way I believe they will, we'll be unstoppable.

Thank you for your support!

James

We need your help!

We've developed two new programs for our investors and loyal customers: The Brand Ambassador Program and Beta Test Program. We invite you to join!

If you love our products, please post a review on your social network, Amazon or our store.

Invite your friends to enjoy the Collective Insights series of podcasts!

As we grow our physical store presence, please support us by purchasing one of our products in your favorite store!

Sincerely,

James Schmachtenberger
CEO

Jordan Greenhall
Executive Chair

Daniel Schmachtenberger
Chief Strategy Officer

Our Mission

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

See our full profile

How did we do this year?

Report Card

A-

The Good

Product category expansion: We launched products in two new categories, Longevity and Energy, with strong results. A busy year!

Operational efficiency: We reached consistent profitability and offered a great customer experience.

Content development: Our podcast, Collective Insights, continued to attract well-known personalities and educate a broader audience.

The Bad

Influencers: We have a loyal network of passionate influencers, but it did not grow as quickly as planned.

Channel management: As we rapidly expanded into wholesale channels, we identified overlap issues that are now being resolved.

Loyalty program: It's on our roadmap to develop a customer loyalty program, but our bandwidth was not quite enough last year!

2019 At a Glance

January 1 to December 31


$$$$

$8,193,458 +24%
Revenue



-$334,079
Net Loss


IOU!

$1,833,015 +51%
Short Term Debt



$1,294,593
Raised in 2017



$688,000
Cash on Hand
As of 03/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach focuses on supporting the body's ability to self-regulate.

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

Milestones

Neurohacker Collective, LLC was incorporated in the State of Wyoming in November 2015.

Since then, we have:

- PURPOSE: Mission driven wellness company with premium products across desirable categories.
- GROWTH POTENTIAL: $578 Billion global market (2025) with 8.8% CAGR.
- SCIENCE: Unique approach to science-backed product development.
- TEAM: Top scientists, MD/PhD advisors, biohackers, investors and loyal customers contribute to product ideation, formulation and testing.
- RECURRING REVENUES: Proven, profitable subscription model with attractive margins.
- MULTI-CHANNEL SALES: Direct-to-consumer, wholesale, practitioners, and Amazon.
- OPERATIONAL EXCELLENCE: Over $20M in lifetime sales; profitable in 2019 (on EBITDA basis).

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,193,458 compared to the year ended December 31, 2018, when the Company had revenues of $6,623,951. Our gross margin was 69.19% in fiscal year 2019, compared to 66.07% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $2,182,015, including $423,995 in cash. As of December 31, 2018, the Company had $1,330,706 in total assets, including $289,536 in cash.
- *Net Loss.* The Company has had net losses of $334,079 and net losses of $909,846 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $2,408,015 for the fiscal year ended December 31, 2019 and $1,941,709 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $700,000 in debt, $2,060,000 in equity, $575,000 in convertibles, and $2,190,215 in SAFEs.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neurohacker Collective, LLC cash in hand is $688,000, as of March 2020. Over the last three months, revenues have averaged $848,000/month, cost of goods sold has averaged $285,000/month, and operational expenses have averaged $547,000/month, for an average net margin of $16,000 per month. Our intent is to remain profitable, although there are no guarantees that we will be successful.

During the first two months of Q1, 2020, we experienced continued brisk revenue growth driven by subscription renewals and new customer acquisition. Advertising expense also increased, leading to the same level of operating income as in Q4, 2019. With the event of the Covid-19 pandemic in March, we proactively reduced advertising expense, resulting in a slight reduction of sales, but steady operating income.

At this point in time, it's difficult to predict the macroeconomic climate and its impact on our industry and business. Our base plan assumes a 15% decline in revenues in Q2, followed by stability in Q3 and resumption of growth in Q4. We endeavor to maintain profitability during this period by reduction of expenses, particularly for advertising. As of today, we consider our working capital adequate to fund operations for the foreseeable future. However, due to the uncertainty of the economic environment, we acknowledge that there are increased risks, for example to our supply chain, that may necessitate additional working capital.

Net Margin: -4% **Gross Margin: 69%** **Return on Assets: -15%** **Earnings per Share: -$20,879.94**

Revenue per Employee: $409,673 **Cash to Assets: 19%** **Revenue to Receivables: 4,874%** **Debt Ratio: 110%**

Neurohacker_Collective_GAAP_Financial_Statements_-_2019_and_2018.pdf

We ❤ Our 1116 Investors

Thank You For Believing In Us

Ronald A. Jaeger
Patrick Ryan
Malcolm S Young
Junaid Mian
Jana MCMAHON
Nour Jafar
Adrian Chua
Bill Hanks
Jina Bolton
Dallis Jelani Clendeninn
Malcolm S Young
Stephen Shemo
Cem Serter
Sean Meador
Rob Lauria
Sparkle Williams
Rob Lauria
Ross Eyre
Peter Langan
Scott Rowland
Kylan Walker
Salina Shah
Sallie Taylor
Aaron Bare
Carlos Fernandez Vidaurre
Jason Estes
Chen Bear
Jim Wilson
Nabil Kassam
Robert Castle
Ishan Markandeya
Troy Carter
Landan Rehn
Greg McIntyre
Kathryn Smith
Michael Young
Joshua Voiles
Andrew Dunn
Sara Mornell
Nicholas Vardy
Lisa Keller
Richie Burrows
Debbie K Womack
Thaddeus Owen
Morad Elbusefi
Jack McQueen
Heather Bradley
Uday Raval
Morad Elbusefi
Mike Warren
Rolando Soto, Jr.
Leo Romiti
Ralph C. Alderson
Morris Gelman
Rosario Feghali
Michael Mcmanus
Hans Stahlschmidt
Andrea Calla
Elizabeth Potter
Todd Tzeng
Robert Timothy Vaughan
Mark Salsgiver
Dale Poledna
John Shelton
David T Johnson
Trent Cooksley
Chris Cole
Christopher Clark
The Richard F. Mc Entyre ...
Anne Marie Keppel
Richard Ikeler
Ennio Prioglio
Midhat Qidwai
Kirby Trumbo
Curtis Callaway
Stephane Bourgain
Karolis Brazys
Jeremy Bennett
John Dunn
Matthew Pelc
Richard John Church
Paul Knoche
Michael Reed
Joseph Maher
Shelly Chin
Holden Manuppelli
Jesse Rowe
Robert Juba
Cameron McCarthy
Matthew Sargeant
Howard M Hadley
Etosha Cave
Keri Caffrey
Roshan Joshi
Rehana Sultana
Tom Murray
Michael Gerard CONWAY
Jayant Khadilkar
Jeremy Bennett
Konni Black
Clint McGee
Dahvid. Weiss
Dmitry Akhutin
Susan Barnes
Phil Apostolou
Trevor Partington
Andrew DeGregorio
Joshua Davis
Abdullah Alqaroot
Vivek Dixit
Lawrence Wang
Serge-Eric Tremblay
Rajkumar NATARAJAN
Draven Pike
Eric Goulet
Brian Manley
Wesley King
Alexander Strange
Luis Garcia-Guzman
Richard DeLong
Steve Land
Justin Bean
Thamer Fahad AlSaeed
Zach Heard
Patrick Burke
Katelyn Lahusen
Jan Christian Seevogel
Lee Clemmer
Eric Roccario
Sisi He
Kaleoaloha Pene
Rebecca Shanahan
Jason Koob
Carol Battle
Philippe Joannis
David Mandel
Doug Cartwright
Kevin Cullen
Bob Picklebush
Brian Raszap Skorbiansky
Rodrigo Poncio
Cesar Paramo
Laurie Mayer
Paul Relaford
Amanda Lindsay
Harold Schenker
Judd Stern Rosenblatt
Brian Clark
Jejuan Randolph
Derrick Townsend
Ruslan Konev
Harold Schenker
Chris Cayford
Eric Patterson
James Connolly
Paul Harman
Michael Lynch
Howard Peace
Tim Rockett
Hector Ledezma
Anna Davis
Jon STOLZBERG
Michiel Holley
Adam Krajewski
Jared Siddle
Rita Macdonald
D Killian
Brett Morris
Julian Pittleman
Nicholas DiGeronimo
Eri Matsumoto
Scott Chaverri
Peter Nigh
Kyle Simmons
Tony Folino
Jaquan Barber
Fred Phan
David Berndt
Sudeep Ruparelia
Mathias Obenauer III
Mitzi Kincaid
Mchughson Chambers
Ricardo Aragon
Tyler Warren
Chris Platts
Stephen M Coffman
Derek Norcom
Michael P Finneran
Robert Lough
Nora White
Michael Medina
Robert Jambor
Gloria Su
Derek Doepker
Spring Eve See
Omar Abdou
Paul Warner
Gina Keane
Khalid Hosein
Esteban Peralta Losilla
John T. Riecker
Ravi Ganesh Amajala
Timothy Mullen
Anh Duy Le
Jesse Reed
Curtis Callaway
Alexander Hand
Timothy Andrew Sample
Jessica Behrman
Joenathas Volel
Brooks Yardley
Omar Marquez
Benjamin Askins
Marissa Wilk
Brian Manley
Richard Galarza
Elliott Bailey
Roger Guo
Barbara Tysell
Rob Lauria
Chris Bennett
Robert Halvorson
Manlio Lo Giudice
Zach Heard
Sparkle Williams
Mark Nelson
Jina Bolton
Julie Angel
Noel O'Sullivan
Pedro Leonardo
Michael DUGAS
Lisa Norton
Justin Vero
Jahleel Adams
Tony Hchaime
Chris Wakeman
Dmitriy Kozlov
Dave Boucher
Brett Grossman
Jordan Feldman
Harold Schenker
Elizabeth Kennedy
Muneer Al-Busaidi
Ryan Lane
Rafael Mario
Abhimanyu Ardagh
Darrell Grable
Slavik Vin
Suresh Goel
Raed Atoui
Mischa Wetzel
Ahmet Can Musabeyoglu
Josh Levent
Nathan McHugh
Julie Fedorenko
Clay Borne
Alex David Matthews
Daron Spaulding
Jeff Pietsch
Jennifer Ziolkowski
Joanna M. Wasiluk
Alvira Kiss
Christopher Quiroz
Jessie Friend
Tiffani Mauldin
Alex Brezinski
Abelardo V Lacano
Melkamu Gezahagne Wol...
Morris Gelman
Hans Stahlschmidt
Paul Raymond Glover
Seth Helsel
Bob Judges
Allen Adler
Larry Steinberg
Maurice Stevens
Nebiyu Dingetu
Vincent Zaleski
Mike T Nelson
Juan Hernandez
Kimberly Jory
Terry Lamb
Dana Smirin
Antoinette Artukovich
Americana Mulitauaopele
Rizwan Reza
Thomas W Emerson
Brian Myers
Samuel Frank
Beau Cronin
Mark Hetzer
David Bole
Anca Van Assendelft
Jerry Hudson
Michael Medina
David Berndt
Emilie Brown
Willy Douglas
Courtney Wright
Nikita Gurin
Kyle Attarian
Trent Cooksley
Shane Cooper
Melissa Magos
Carol Davids
Antoinette Artukovich
Jeff Pasquerella
Ken Sabino
Desiree Lawn
Brugman Aviles
Bennett Drummond
Shelly Chin
Gregory Walsh
Mike T Nelson
Ali Durrani
Jeff Alexander
Olivier Christophe Perez
Cristofer Thomas Winter
Richard Castello
Josephine Barry
Jake Dickey
Brad Sorensen
Boomer Anderson
Alan Dash
Lyle Notice
Paul Scanlan
Tony Casha
Jorge Gonzalez Gilbaja
Patrick McMahon
Greg Aldrich
Barbara Tysell
Nicolas Schwenger
Roger Guo
Lisa Norton
Cam Erickson
Cameron Neal
Gerry Cardinal III
Carlisia Pinto CAMPOS
Mark McKeown
Dave Pereira
Leslie Garcia Munoz
Pov Mak
Sunil Bagai
Paul Mendonsa
John Buttaz
Andrew W Rodgers
Rikukuqchu Atikullanchu
Sharon Lessner Hacek
Patrick Todd Ferry
Evelyne Lambrecht
Justin Womack
Miles Graham Salisbury
Yarza Wynn
Weston Edwards
Senthil Subramanian
Truls Michalsen
Pedro Suarez
Joshua Eppel
Jacqueline Bott
Troy Carter
Darrin Buxman
Kenneth Benedictos
Elizabeth Kennedy
Johannes Joschi Weiß
Mitch Forrest
Charles Celeste
Debbie K Womack
Jeff Allen Wang
Roland Cucicea
Jj Ruescas
Dennis Yun
Aedan Douglas Olmstead
Devon Sabatier
Jacob MacIntyre
Ryan Boro
Jeffrey HALL
Garrison Adomian
Yacine Allaoua
Kym Ter Hedde
Amber Mirza
Mel Zeledon
Timothy Dancy
Manuel Da Costa
Gina Keane
Collin Eaton
Bill Waters
Jonathan Robinson
Thomas Coppola
Mark Barden
Sean Fenner
Samuel Clement
Thule Lenneiye
Jack And Mary Kay Wilson
Candice Ludwig
Maria Clarke
Lucas Fikaris
Tom Murray
Luke Gould
Josue Sereno
Steven Gilles
Moana Holden
Carla Gerstein
Jason M. Doedderlein
Tyler Wagner
Sanjeev Munjal
Aubrey Falconer
William Scuba
Catherine Malli-Dawson
Elizabeth Rose
Casey Spell
Steven Gilles
Rodrigo Motta
Mark Heiman
Stanley Knutson
Louise Baier
Sal Serio
Brendan Khalil Elms
Dana McCaulley
Carlos Lepe-Andrade
Mark D. Winnubst
Haylie Basch
Herve Graumann
Joseph W Hess
Lawrence Share
Marcus Otter
Kaleb King
Letitia Green
Debra Davis
Barbara Travis
Sean Hanagan
Tim Mickiewicz
Ninad Alulkar
Jagadeesh Tangudu
Wesley King
Richard DeLong
Aleksandar Dimitrov
Justin Bean
Evan J SEGAL
Joseph Lancaster
Boomer Anderson
Maximilian Hug
Peter Stoychev
Dan Scheinberg
Olie Gray
Herman Venter
Anthoney Quebedeaux
Nat Moraga
Johnny Kork
Orlando Kelly
Catherine Dwinnell
Lindsay Sacks
Ori Cohen
Trasey Green
Scott Friedrich
Deepak Patro
Michael Bumgarner
Yogesh Periwal
Kyle Parzich
Peter Kelly
Marcus Whitehead
Stephen Reid
Bruce Kunkel
Alexander Efaney
David Thierman
Jacqueline Van Paassen
William Mowen
James Anderson
Lance Schaffer Jr.
Baron Huntington
Amir Raiss
Oxana Colibnic
Sallie Taylor
Carlos Fernandez Vidaurre
Joe Bogusky
Mike Gemza
Regina Dinneen
Nikki Mendez
Julie Ruppel McNitt
Eren Tiryakioglu
Jamie Marie Koonce
Michiel Holley
Phillip Mullinax
Mary Jo Ketterhagen
Geert Godelaine
Vamsi Addanki
Patrick M Cannon
Ben Greenfield
Brian Andrew
Colin Lenahan
Margaret Averyt
Sarah Owens
Dana McCaulley
Phillip Wingfield
Dane Ensley
Lesley E White
Denis Horvat
Cameron McCord
Jacob Mills
Sebastien ROUX
Simon Ziobro
Timothy Merlin
Sanjeev Munjal
Alan Frisch
Julia Reed
Carl Monzel
Dmitry Andryukhin
Ben Dixon
Evguenia Ivanova
Allie Savage
Andrew Clark
Jeffrey F. Wagner
Jesus Aguilar
Roger Lai
Rameshwar Angurala
Spencer Carlson
Nebiyu Dingetu
Vivianne Israel
Christopher Allen Dowling
Michael DeLaMater
Shane Coble
Herve Graumann
Charles Levi
Scott Koeze
Nicolas Gaspari
Ruchira Densert
Patrick Blake
Carlos Palacio
Gina Keane
Adrian Scarpari
Kerrick Zimmerman
Igor Kurganov
Alexandra Sauer
David Granik
Tim Haffner
Michael McCluskey
Rowan Logie
Srinivas Gadiraju
Anthony Stone
Shemcani LLC
Elgene Amor Cortez
Claire Machado
Ben Estep
Malcolm S Young
Michael Harris
Winston Ibrahim
Rajkumar NATARAJAN
Raine Revere
Justin Vero
Jana MCMAHON
Brian Donaghy
Richard McIntire
Roger Guo
Scott Andrew
Clinton Noel Foster, SR
Gerardo A. Castillo
Ulrich Schober
Michelle Carroll
Timothy Stettheimer
Darina Popova
James Anderson
David Thierman
Gordon Gould
Nick Hinker
Jonathan Morford
Scott Nelson
Marek Nenadal
Mark Alexander
Jacqueline Van Paassen
Chuck Pisano
Dan Suett
Mitch Walsh
Mohamed Arshath
Merijn Terheggen
Edward Escarsega
David Hofer
Mark Darling
Roland Overmars
Mike Lynch
Chetan Nandakumar
Vincent O'Connor
Ronald Frederick Maddox
Matthieu Jacquier
Jonathan Watson
Mardelyn Schultz
Reggie Jarrod Arberry
Kristal Steeves
Ryan Luby
Hans Stahlschmidt
Che Yuan Wang
Matthew Rexrode
Ted Etheredge
William Dupree
Brian DeCamp
Ellen P EMORY
Satyen Raja
Leo Khale
Vaughan De Kirby
Kyle Rudd
Morris Rabhan
Kyle Wong
Eris Fit LLC
Willy Douglas
Lester Wright
Sarah Vega
Brian Widrig
Phil Apostolou
Danny Blue
James Bailar
Marvin Loeb
David Pascoe
Adolfo Arguello
Vincent Mulhollon
Julien Brightwell
Konni Black
Nael Itayem
Jose Blanco
Pranava Adduri
David Edge
Leo Khale
Devin Langguth
Jonas Munk Pærregaard
Brian Andrew
John N. Kelly
Dr Roderick J Williams
Renee Eliah
Gregory Walsh
Cipo Bazan
Crystal Witterick
Gerald Magid
Benjamin Anderson
Jason Cowley
David Longo
Guy Benshushan
Erica DeLorenzo
Frances Mendez
Milosav Zivkovic
Jacek Czechowski
Michael Benz
Anthony Rosenfeld
Oluwaseun Oyeniran
Moacyr K Timas
Sri Mummaneni
Timothy Dick
Sean Barragan
Andrew Douglas VanderP...
Cem Serter
Rolando Brown
Tinsley Hammond
Arie Baratz
Lauren Alexander
Daniel Alvarez
Matt Cannon
Bill Hanks
Malcolm S Young
Christopher Henningsen
Boudewijn Berendsen
Rajkumar NATARAJAN
Maximilian Hug
Malcolm S Young
Gregg Korrol
Justin Bean
David King
Alexander Wonnell
Roger Smith
Jennifer Ziolkowski
Stanley Tan
Gandhi Manoj Ramanatha...
Hoa Dang
Pep Ruckpanich
Truls Michalsen
Jon Moore
Michael Aschoff
Ian Mikutel
Josh Beckwith
Jason Koob
Logan Christopher
Matthias Scholten
Thaddeus Owen
Humberto Scanio
Malcolm Favor
Adam Egan
Joe St
Dani Cassidy
Eric Owens
Sara Robertson
Brian Ng
Antonio Ramos
Simon Chan
Benny Torrez-Cortez
Robb Finnemore
Dave Romeo
Priscilla Denise
Teo Romiti
Joe Rosati
Gary Goerg
Ralph C. Alderson
Taylor Michael Holt
Cameron Huggins
Terry Lynn Johnson
Beau Riley
Patrick Abandy
Richard Schneider
Kellee Byerly
Eddy Rosell
Douglas Millikan
Brent Massman
Yoshi Rahm
Elizabeth Ebert
Cori Clymer
Jason Ryer
Cindy Li
Darlington Etumni
Timothy Mullen
George Weathers
Nam Nguyen
Joshua Schultz
Theresa Akers
Ben Kincaid
Marissa Wilk
Nancy Eakle
Sam Rivera
Daniel Brewer
Kim Riccelli
Cassandra Brooks
Nael Itayem
Matthew Annese
Scot Albrecht
Suthep Srikureja
Matthew Caudill
Matthew Evans
Stephen Yoskowitz
Erik Bass
Scott Ashton
Michelle Crozier
Michael Edwards
Phil Apostolou
Roman Nowak
Patrick Gibney
Faisal Almutlaq
Douglas Gaasvig
Antoinette Artukovich
Jason Cowley
Gelsomina Lluberes
Evan Thomas
Amy Posner
Timothy Willingham
Oren Gruber
James Mulvaney
Ross Elliott

Robert Andrew Jones
Adrian Garcia
Peter Park
David J Pappone
Suthep Srikureja
L Sivakkumaar
David Troxell
Stephen Suggs
Catherine Rigod Halprin
Paola Ruiz
Clyde Boyer
Kevin D McElliott
Guenadi Jilevski
Yogi Hendlin
Michael Hopkins-DeSantis
Tony Antoun
Sarah Lucille Swenson
Steven Thompson
Charles Brandon Theis
Jesse Booker
Andrew Venezia
Mike Worton
Kelly Boudreaux Jr
Casey Fogerty
Guillaume GIGOT
Kormushkin Sergei
Dustie Wilson
Troy Ross
Nathan Thomas
Alvaro Sanchez
Lawrence Jackson
Paul Johnson
Alexandros KARYDIS
Jake Shellenberger
Sandip Patel
Edward Dench
David Cloutier
Philip CLARKE
Suthep Srikureja
Kajanan Kukan
Donna Rodriguez
Bill Quateman
Hyla Cass MD
Brandon Luong
Paulus Von Nagy
Justin Budare
Vilnis Rusins
Lorae And Jason Metrolis
Emily Dowling
Trent Rincon
Colin Lenahan
Niyama Rao
Steven Donohoe

Josiah Kobernik
Carla Macapinlac
Cotea Andrei Valentin
Sheryl Kartsomanis
Israel Campos
Adam Watson
Erik Kortland
Jared Price
Garrett Hall
Donald ROBERTS
Keri Caffrey
Lucie Eos
Prentice OSBORNE
Brian Novak
Debra Fouts
Celeste Hawkins
Catherine Malli-Dawson
Shelly Chin
Patrick Cooke
Van Beard
Eric Heggen
Damian A Perez
Grant McCaleb
Antonio Dattner
Michael Walsh
Justin Radanovic
Bert Blasingame
Susan Prosser
Daniele Rolando
Ken Mullan
Patrick R. Finnan
Michael Bhagat
Alexandra Vojik
Hassan AlMandil
Dee Pittman
Yaid Puente
John Pegg
Phillip RICHESON
Robert Juba
Jewell Lund
Kevin Malherbe
Louis Haase
Terese Salmento
Jody Allen
Paul Hwang
Ryan Lindsey
Lee Ann Foster
Anthony Finlay
Myrtle Nguyen
Rebecca Newton
Phillip Wingfield
Paul Marshall
Nick Clifton

Omar Abdou
Ashley Fry
Faryal Ijaz
Tatiana Irvine
Tom Caldwell
Pete Cole
Tianqi Gu
John Terwilleger
Justin Maretta Huntington
Jerry Gordon
Jonathan Ernster
Eduardo Ramirez
Aaron Cantrell
J R Michaud
Ted Metzger
Joshua Schultz
Brian P Carnazza
David Samuelson
Daniella E Otero
Dan Defouw
Greg Baxter
Trish Fontyn
Mike Barbero
Bettina Eckerle
Jan Kvita
Kevin Prichard
Douglas Mentzer
Lonnie White
Karen D'Amico
Simon Roberts
Meghan Laurs
Robert ROLSKY
Alexandra Sauer
Stephen Tew
Wilhelm Wegendal Runds...
Richard Castello
Michael Baker
Leonard Pastrana
George Mburo
Ajay Taparia
John Kelly
Michael Kay
Nicolai Severin Togeby
Piers Sanderson
Carsten Brzeski
La Donna Cotton
Kurt McInnes
Matthias Tilp
Patrick Gilmore
Edward Bredin
Will Faison
Deborah Fowler
Anthony Rosenfeld

Greig LaRue
Oliver James
Daniel Levine
Eduard De Wilde
John Hobbs
Eloy Pelayo
Alp Aksoy
Lonnie White
Andrew Helterbran
Marty Engleen
Bruce Mortensen
Solomon Smart
Brigitte Brokenbrow
Shaun Syvertsen
Bill Budgell
Laura Naab
Felipe B Salum
Natalie Lopez
Crystal Witterick
Stian Langoy
George Wolfe
Andrew Christie
Raychel Shannon
Roy Aragon
Bradley Moore
Stephen Walker
Bennett Monaco
Tamika Grimstad
Nebiyu Dingetu
Nishanth Yalam
Jonathan Benson
Luke Radomski
Eloy Pelayo
Aaron Davis
Saima Sultan
Maria A Mora
Oliver James Damian
Michael DeCandia
Kalyan Veerina
Elizabeth Mitchell
Rick Merriam
Philip Alexander Watson
Travis Given
Matthew N Gwin
Angela Mitchum
Elias Siqueira
Edward Chaffin
Kaiya McCutcheon
David Francis Midgley
Abraham Pollak
Jairo Gutierrez-Ramirez
Jamaal Mc Leod, DO

Kyle Rudd
Joshua Schultz
Brenda Prance
Jacobus Ehlers
Werner Barkhuizen
Michael Edwards
Choucri FAHED
Juan A GARCIA
Raj Dhillon
Wade Stewart
Krzysztof Wojtowicz
Timothy P. Tart
Marc Stephen Johannes
Javier Leiva Risso
Kyle Agati
Scott Shortmeyer
Anna Luckowski
Ratna Nandakumar
Christopher A. White
Jesse Reed
Phi Luu
Heidi Iratcabal
Leslie Schaffer
Alek Icev
Kim Van Der Hulst
Brian Gallatin
Kingsley Burton
Ahmed S AlMazrui
Dmitry Akhutin
Ryan Richardson
Walter Lopez
Susan Lazarchick
James Maikowski
Max Marchione
Anthony J Marques
David Longo
Dana Bjorn
Jay Mutzafi
Steven LaBella
Vivian Demille
Travais Sookoo
Leona Skene
Lauresa Schoessler
Isaac Baral
John Farrow
Martin Torres Hernandez
Robert Monahan
Ahmed Baqer
Eric McGregor
Jennifer Torok
Charlie H
Treshawn Nation

Laura Naab
Richard Bosley
Beth Millikan
William Oistad
Carolyn Hobbs
Jeff Boggie
Simon Chislett
Drake Kelly
Paulo Dominguez
Timothy Mullen
Jean Marc Fraysse
Christopher Hanson
Jonathan Tetlak
Coleman Itzkoff
Zarrah Birdie
Miguel Arvizu
Milosav Zivkovic
Shawn Wesley
Jamie Eichman
John Braca
Lee Busch
Oksana Herrera
Jeffrey Mills
Rodrigo Motta
Andreas Bohn
Brian Soo
Justice Ramos
Jay Bowers
Charlie Mitchell
Santosh Dahal
Johan Sjostrom
Morad Elbusefi
Cotea Andrei Valentin
Mark D. Winnubst
Eduardo Casado
Christian Winkler
Kerry Gleich
Dave Silberman
Linneth Quintana
Jacob E Johnson
Michelle Crozier
Orit Adiri-Niemogha
Carolyn Ellis
Rian Doris
Clyde R. Stevens
Robert Zucker
Tim Hirsch
Jean Paul Carcenac
Charles Kelly
John V Nicholson
Mike Stoudt
Sage Payton

Joshua M Palm
John F Mancuso
Lucas Thurnherr
Osvaldo Gonzalez
Tadgh Macaulay
Malin Gutestam
Petr Sanek
Elliott Malone
Daniel Bobek
Charalampos CHRYSIKOP...
Angela Henson
Jacobus Dirk Spreeuwen...
Abhishek Yadav
Douglas Prater
Jill Stansell
Albert Grabb
Milva VEGA
John Nichols
Stephanie Brill
Jonathan Wanlass
Leslie Bumstead
Daljit Parhar
Albert Neumann
Faryal Ijaz
Jean Francis Tarnate Fecha
Jodi Mainwaring
Carlos Leon
Matt Carraro
Don Valdez
Alyssa Lawrence
James Kite
Korey Hlebichuk
Colby Carll
Dale Pittman
William Melton
Charles Lyon
William Koch
Vikash Tewarie
Christopher R DeVed
Gangadhar Rao R
Fleet Maull
Rex E Luttrell
Lawrence Share
Patrick Bowersox
Matthew Rotz
Diane KLOTZ
Jerry Hudson
Dan Lyons
Cc Ramirez-Forghani
Jeanette Lehouillier
Diana Rengifo
Justin Young

Thank You!

From the Neurohacker Collective Team



James Schmachtenberger
CEO



Jordan Greenhall
Executive Chair



Daniel Schmachtenberger
Chief Strategy Officer



Hakan Lindskog
Chief Operating Officer



Shawn Ramer
Senior Vice President, Product Development



Greg Kelly, ND
Lead Product Formulator



Dan Stickler, M.D.
Medical Director



Mark How
Chief Revenue Officer



Lauren Alexander
Vice President, Marketing



Gk Parish-Philp
Vice President, Technology



Ben Seeman
Vice President, Wholesale Sales



Sara Adaes, Ph.D.
Scientific Researcher



Justin Schilf
Creative Director



Ben Cote
Director of Community



Jodi Geigle
Community Experience Manager



Jennifer Norton
Production Manager



Darrell Grable
Director Partner Sales



Michael Ferguson
Senior Data Analytics Engineer



Chase Imbert
Partnership Manager



Jacquelyn Loera
Podcast Producer



Abhi Ardagh
Marketing Coordinator



Angie Buchholz
People Operations



Cassandra Brooks
Executive Assistant



Clark Weigand
Controller



Kiki WILLIAMS
Customer Support Agent

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Daniel Schmachtenberger	Chief Strategy Officer @ Neurohacker Collective	2015
Jordan Greenhall	Executive Chairman @ Neurohacker Collective	2015
James Schmachtenberger	CEO @ Neurohacker Collective	2015

Officers

OFFICER	TITLE	JOINED
Hakan Lindskog	Chief Operating Officer	2017
Mark How	Chief Revenue Officer	2017
Shawn Ramer	Senior Vice President	2017
Daniel Schmachtenberger	Chief Strategy Officer	2015
Jordan Greenhall	Executive Chairman	2015
James Schmachtenberger	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	V P
Crest Industries, LLC (Controlled by Jordan Greenhall)	2,800,000 Founder's Units	2
Brilliance Consulting, Inc (controlled by James Schmachtenberger)	3,169,481 Founder's Units	3
Critical Path Strategies Inc. (Controlled by Daniel Schmachtenberger)	2,555,859 Founders' Units	2

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2015	$240,000		Section 4(a)(2)
11/2016	$1,820,000	Preferred Stock	Section 4(a)(2)
11/2017	$50,000	Safe	Section 4(a)(2)
04/2019	$575,000		Section 4(a)(2)
04/2019	$100,000	Safe	Section 4(a)(2)
09/2019	$50,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/05/2019	$575,000	6.0%	20.0%	$40,000,000	06/15/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREI
Freedom Culture LLC	03/28/2018	$200,000	$200,000	15.0%	04/30/2020	Yes
Gil Oren	10/09/2018	$200,000	$200,000	15.0%	10/01/2020	Yes
Maplewood MHP LLC	02/13/2019	$200,000	$200,000	20.0%	06/30/2020	Yes
Gil Oren	01/09/2020	$100,000	$100,000	15.0%	01/01/2021	Yes

Related Party Transactions

The Company licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the Company.

Name	Humanity, Inc.
Amount Invested	$0
Transaction type	Other
Issued	03/17/2020
Relationship	Common ownership.

Neurohacker Collective, LLC licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker. The IP licensing agreement was negotiated on terms considered "arm's length".

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Founders Units	9,565,041	9,565,041	Yes
Common Units	10,434,959	3,587,857	No
Series Seed 1 Units	1,200,000	1,200,000	No
Series Seed 2 Units	3,215,335	3,215,335	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,426,893

Risks

Mark How is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Jordan Greenhall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

James Schmachtenberger is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We have substantial debt, which could materially adversely affect our business and our ability to meet our obligations.

We have indebtedness of $500,000 from Freedom Culture LLC due and payable by December 1, 2019.

We also have indebtedness of $200,000 from Freedom Culture LLC owed by March 1, 2020.

We also have indebtedness of $200,000 from Maplewood MHP LLC owed by May 31, 2019.

We also have indebtedness of $200,000 from Gil Oren owed by October 1, 2020.

This amount of debt could have important consequences to us and our investors, including:

•requiring a substantial portion of our cash flow from operations to make interest and principal payments on this debt; •requiring us to repay the full amount of our debt upon a change of control event; •making it more difficult to satisfy debt service and other obligations; •increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs; •increasing our vulnerability to general adverse economic and industry conditions; •reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business; •limiting our flexibility in planning for, or reacting to, changes in our business and industry; •placing us at a competitive disadvantage to our competitors that may not be as leveraged with debt as we are; and •limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase units.

To the extent we become more leveraged, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities in connection with a future equity financing nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

If we fail to increase our production and manufacturing capacity, we will be unable to continue to grow and our ability to produce new products, expand within our existing markets and enter into new markets will be limited. Growth in demand for our products has increased the utilization of our production and manufacturing facilities, including manufacturing capacity provided by third-party manufacturers and packaging capacity with respect to our products. If we are unable to successfully expand our production and manufacturing capacity, we will be unable to continue our growth and expand within our existing markets or enter into additional geographic markets or new product categories. In addition, failure to successfully expand our production and manufacturing capacity will limit our ability to introduce and distribute new products, including our existing pipeline of innovations and product improvements, or otherwise take advantage of opportunities in new and existing markets. Further, increasing our production and manufacturing facilities requires significant investment and build times. Delays in increasing capacity could also limit our ability to continue our growth and materially adversely affect our business.

The holders of the SAFEs may not have control over when the SAFEs are converted into preferred stock.

The SAFEs will be converted into shares of our preferred stock upon certain circumstances, with no action on the part of the holder. As a result, the SAFEs may be converted at times or under circumstances that are out of the control of the holders. In certain circumstances, such as the sale of the company, an initial public offering or dissolution or bankruptcy, holders may only have a right to receive cash to the extent available, rather than preferred stock or other securities. In addition, if the SAFEs are so converted, the holders will lose any rights and preferences of the SAFEs that are not included in the terms of our preferred stock.We are under no obligation to convert the SAFEs into preferred stock. We may never receive a future equity financing or experience a liquidity event, in which case, the holders could be left holding the SAFEs indefinitely. Unlike convertible notes and other securities convertible into or exchangeable for preferred stock, the SAFEs do not have any "default" provisions permitting the holders to demand repayment. We have the discretion as to whether or not to enter into a transaction that causes the conversion of the SAFEs into preferred stock, and the holders have no right to demand such a conversion. Only in limited circumstances, such as a liquidity or dissolution event, may the holders demand payment and even then, such payment will be limited to the cash available to us to make such payments.

Disruption of our global supply chain could materially adversely affect our business. Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, strikes, various contagious diseases or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could materially adversely affect our business.

We may experience difficulties and delays inherent in the manufacturing and selling of our products. We may experience difficulties and delays inherent in the manufacturing and selling of our products, such as: (1) seizure or recalls of products or forced closings of manufacturing plants; (2) the failure to obtain, the imposition of limitations on the use of, or loss of, patent, trademark or other intellectual property rights; (3) our failure, or the failure of any of our vendors or suppliers, to comply with current quality control practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; (4) construction delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products; (5) other manufacturing or distribution problems, including changes in manufacturing production sites and limits to manufacturing capability due to regulatory requirements, changes in types of products produced or physical limitations that could impact continuous supply; (6) availability of raw materials; and (7) restrictions associated with the transportation of goods in and out of foreign countries.

The manufacture of many of our products is a highly exacting and complex process, and if we or one of our suppliers should encounter problems manufacturing products, our business could suffer. The manufacture of many of our products is a highly exacting and complex process, in part due to strict regulatory requirements. Problems may arise during the manufacturing process for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, maintenance of our manufacturing environment, natural disasters, various contagious diseases and process safety issues. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expenses being spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the affected product is released to the market, recall and product liability costs as well as reputation damage may also be incurred. To the extent that we or one of our suppliers experience significant manufacturing problems, this could have a material adverse effect on our business.

These and other risks could have a material adverse effect on our business.

We rely on third parties to provide us with materials and services in connection with the manufacturing and distribution of our products. Unaffiliated third-party suppliers provide us with materials necessary for commercial production of our products, including certain key raw materials and primary packaging materials (such as bottles). We may be unable to manufacture our products in a timely manner, or at all, if any of our third-party suppliers should cease or interrupt production or otherwise fail to supply us or if the supply agreements are suspended, terminated or otherwise expire without renewal. If these suppliers are not able to supply us with the quantities of materials we need or if these suppliers are not able to provide services in the required time period, this could have a material adverse effect on our business.

We also rely on third-party contract manufacturers for the services required to manufacture our products. If any of our manufacturers experience delays, disruptions, labor shortages, equipment breakdowns, financial problems or other issues, our supply chain could be disrupted. We experienced severe supply chain disruptions in the period August thru November of 2017. Those problems have since been resolved.

We also utilize third parties to distribute our products. If any of our third-party distributors fail to distribute our products in a timely manner, or at all, or if our distribution agreements are suspended, terminated or otherwise expire without renewal, our profitability could be materially adversely affected.

As a part of our business strategy, we may make acquisitions. These acquisitions could disrupt our operations and harm our operating results. An element of our strategy includes expanding our product offerings, and gaining access to new technology, skills and other resources through strategic acquisitions when attractive opportunities arise. Acquiring additional businesses and the implementation of other elements of our business strategy are subject to various risks and uncertainties. Some of these factors are within our control and some are outside our control. These risks and uncertainties include, but are not limited to, the following:

-any acquisition may result in significant expenditures of cash, equity and/or management resources, -acquired businesses may not perform in accordance with expectations, -we may encounter difficulties and costs with the integration of the acquired businesses, -management's attention may be diverted from other aspects of our business, -we may face unexpected problems entering geographic and product markets in which we have limited or no direct prior experience, -we may lose key employees of acquired or existing businesses, -we may incur liabilities and claims arising out of acquired businesses, -we may be unable to obtain financing, and -we may incur indebtedness or issue additional units, which could be dilutive to investors of our business

There can be no assurance that attractive acquisition opportunities will be available to us, that we will be able to obtain financing for or otherwise consummate any acquisitions or that any acquisitions which are consummated will prove to be successful. There can be no assurance that we can successfully execute all aspects of our business strategy.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent on the accuracy, reliability and proper use of sophisticated and dependable information processing systems and management information technology. Our information technology systems are designed and selected in order to facilitate order entry and customer billing, maintain customer records, accurately track purchases and incentive payments, manage accounting, finance and manufacturing operations, generate reports, and provide customer service and technical support. Any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, cybersecurity breaches and other security issues. It is impossible to foresee and protect against all possible failure or breach scenarios whether malicious or accidental. A security breach or interruption could occur due to the actions of outside parties, employee error, hardware or software failures, malfeasance or a combination of these and other actions. Such a breach or interruption in information technology equipment or systems could result in a loss of competitive sensitive business information, disruptions to business operations, damage to our reputation, financial exposure in connection with remediation efforts, investigations, legal proceedings and additional expenses required to mitigate the exposed risk to the systems.

We may experience liabilities or negative effects on our reputation as a result of real or perceived quality issues, including product recalls, injuries or other claims. Whether real or perceived, contamination, spoilage or other adulteration, product misbranding or product tampering could require us to recall products. While such recalls have not occurred in the past, we cannot assure you that such material product recalls will not occur in the future. We may also be subject to liability if our products or operations violate or are alleged to violate applicable laws or regulations or in the event our products cause, or are alleged to cause, injury, illness or death. Whether real or perceived, reports or allegations of inadequate product quality control with respect to other manufacturers of similar products also could adversely impact sales of our products. In addition, we advertise our products and could be the target of claims relating to false or deceptive advertising under U.S. Federal and state laws as well as foreign laws, including consumer protection statutes of some states. A significant product liability or other legal claim or judgment against us or a widespread product recall may negatively impact our profitability. Even if a product liability or consumer fraud claim is unsuccessful or is not merited or fully pursued, the negative publicity surrounding such assertions regarding our products or processes could materially adversely affect our reputation and brand image and therefore our business.

Adverse economic conditions may harm our business. Inflation or other changes in economic conditions that affect demand for nutritional supplements and nutraceutical products could adversely affect our revenue. Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit markets, negative financial news and/or declines in income or asset values, each of which could have a material negative effect on the demand for our products. Other factors that could influence demand include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We may become party to a number of lawsuits that arise in the ordinary course of business in the future. We may become party to a number of lawsuits that arise in the ordinary course of business in the future. The possibility of such litigation, and its timing, is in large part outside our control. Some of these lawsuits may involve class action claims, which by virtue of involving a large number of potential class members, may require increased costs of defense and risk. While no current lawsuits in which we are involved exist as of the date of this filing, it is possible that future litigation could arise, that could have material adverse effects on us.

We may experience product liability claims and litigation to prosecute such claims, and although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that our insurance coverage will be adequate or that we will be able to maintain adequate insurance coverage. As a manufacturer and a distributor of products for human consumption, we experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. If insurance coverage is inadequate or unavailable or premium costs continue to rise, we may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on us.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected. We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Resources devoted to research and development may not yield new products that achieve commercial success. Our ability to develop new products depends on, among other factors, our ability to deliver novel and effective applications of psychoneuropharmacology using complex stacks of nutritional supplements. These formulations require significant investment in research and development and testing of new ingredients and new production processes. We devote significant resources to investment in research and development in order to gain a deep understanding of the mind body interface. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing to initial product launch, typically takes between one and three years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with research and development, products that we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. We cannot assure you that any of our products currently in our development pipeline will be commercially successful.

Sales of our products are subject to changing consumer preferences, and our success depends upon our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes. Our success depends on our ability to predict, identify and interpret the tastes, habits and needs of consumers and to offer products that appeal to those preferences. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to predict accurately which shifts in consumer preferences will be long lasting, or to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of cultures and backgrounds of consumers in our consumer base, we must offer a sufficient array of products to continue to maintain our brand and competitive position. As such, we must be successful in developing innovative products across our product categories.

Our success depends on sustaining the strength of our brands, particularly our Qualia brand. The Qualia brands accounted for 100% of our net sales for the last twelve months. The willingness of consumers to purchase our products depends upon our ability to offer attractive brand value propositions. This in turn depends in part on consumers attributing a higher value to our products than to alternatives. If the difference in the value attributed to our products as compared to those of our competitors narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products. If we fail to promote and maintain the brand equity of our products across each of our markets, then consumer perception of our products' quality may be diminished and our business could be materially adversely affected. Our ability to maintain or improve our brand value propositions will impact whether these circumstances will result in decreased market share and profitability.

We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, and adverse publicity and negative public perception regarding particular ingredients or products or our industry in general could limit our ability to increase revenue and grow our business. Decisions about purchasing made by consumers of our products may be affected by adverse publicity or negative public perception regarding particular ingredients or products or our industry in general. This negative public perception may include publicity regarding the legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve us. We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to nutritional supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

We derive a significant percentage of our revenues from one marketing channel. The loss of this channel could materially adversely affect our financial performance. Our products are sold principally directly to customers and revenues attributable to one marketing channel, Facebook, Inc. ("Facebook"), accounted for up to 40% of our gross sales for the trailing six months. If this channel ceases doing business with us or if we encounter any difficulties in our relationship with Facebook, our business could be materially adversely affected.

Our success depends on attracting and retaining qualified personnel in a competitive environment. Our business strategy and future success depends, in part, upon our ability to attract, hire and retain highly-skilled managerial, professional service, sales, development, marketing, accounting, administrative, information technology, science, research and infrastructure-related personnel in a competitive environment, who are critical to our business functions. The market for highly-skilled employees is competitive in the labor markets in which we operate. Our business could be materially adversely affected if we are unable to retain key employees or recruit qualified personnel in a timely fashion, or if we are required to incur unexpected increases in compensation costs to retain key employees or meet our hiring goals. If we are not able to retain and attract the personnel that we require, or we are not able to do so on a cost-effective basis, it could be more difficult for us to sell and develop our products and services and execute our business strategy.

We may be required to defend ourselves against intellectual property claims from third parties, which could harm our business. Regardless of merit, there are third-party patents that may cover our products. Third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a third party asserts that our products or services are infringing upon its intellectual property, these claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and/or prevent us from selling our products. Even if we were to prevail against such claims, any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may find it necessary to enter into royalty licenses or other costly agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us. As an example, in January 2018 we entered into a license agreement for an ingredient that resulted in a meaningful price increase for that specific ingredient.

The nutraceutical industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results. Recently it has become more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We seek to ensure that we do not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against us. These developments could prevent us from offering or supplying competitive products or ingredients in the marketplace. They could also result in litigation or threatened litigation against us related to alleged or actual infringement of third-party rights. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results.

We face intense competition from competitors that are larger, more established and that possess greater resources than we do, and if we are unable to compete effectively, we may be unable to maintain sufficient market share to sustain profitability. Numerous manufacturers and retailers compete actively for consumers. There can be no assurance that we will be able to compete in this intensely competitive environment. In addition, similar products can be purchased in a wide variety of channels of distribution. These channels include the Internet. Additional national or international competitors could enter the market at any time and may seek in the future to enter or to increase their presence in the nutraceutical industry. Increased competition in either or both could have a material adverse effect on us.

We are dependent upon the uninterrupted and efficient operation of our facilities. Those operations are subject to power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters and the need to comply with the requirements or directives of government agencies, including the FDA. There can be no assurance that the occurrence of these or any other operational problems at our facilities would not have a material adverse effect on our business, financial condition and results of operations.

Regulation is dependent on the federal and/or state government or particular divisions thereof and is subject to change and differing interpretation by regulators. Regulation of our market is complex and there is no guarantee that our suppliers, marketing channels or government regulators will not interpret regulations or policies in such a way as to cause a disruption in our business. Such interpretations can interrupt our supply chain as these parties undertake scrutiny of raw materials and components of raw materials and products, causing certain suppliers or us to discontinue, change or suspend the sale of certain ingredients or components. Such interpretations can also interrupt our product and marketing efforts if we are required to change our marketing approach or modify our product. If this happens, the results could have negative implications for the operations and profitability of the business.

Varying state laws Although the federal government has the right to regulate our products, which it has in fact done, state and municipal governments may adopt additional laws and regulations that further negatively affect our business. States that currently have laws that regulate certain aspects of our products, could, in the future, reverse course and adopt new laws that further regulate or negatively affect the nutraceutical industry. These state laws, like the federal laws, may adversely affect our ability to do business, and adverse enforcement actions under these laws may lead to costly litigation and a closure of our businesses, which, in turn, could significantly and negatively impact our business, operations and financial condition.

We may not be able to adequately protect our intellectual property rights. Given the importance of brand recognition to our business, we have invested considerable effort in seeking trademark protection for our core brands, including the Qualia family of brands. However, we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights in our brands adequately or that third parties will not infringe upon or misappropriate any such rights. Our trademark registrations and applications can potentially be challenged and cancelled or narrowed. Currently, our rights to the Qualia trademark are being challenged by a third party.

Moreover, some of the countries in which we operate offer less protection for, and may subject these rights to higher risks, than is the case in Europe or North America. In addition, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our core products or brands, including our Qualia family of brands, our future financial condition and our ability to develop our business could be materially adversely affected. Other companies have from time to time taken, and may in the future take, actions that we believe violate our intellectual property rights and we may decide to enforce our rights against such actions. Uncertainties inherent in such litigation make the outcome and associated costs difficult to predict. If unsuccessful, the legal actions could result in the invalidation of some of our intellectual property rights, which could materially adversely affect our business.

We rely upon a combination of security measures, confidentiality policies, contractual arrangements and trade secret laws to protect our proprietary formulae and other valuable trade secrets. We may also rely upon patent, copyright and trademark laws to further protect our intellectual property rights. We cannot, however, be certain that the steps we take will prevent the development and marketing of similar, competing products and services by third parties. Any future patents that we obtain may not be sufficiently broad to protect us against third parties with similar products or to provide us with a competitive advantage. Moreover, our patents can potentially be challenged and narrowed or invalidated. Trade secrets are difficult to protect, and despite our efforts may become known to competitors or independently discovered. The confidentiality agreements we rely upon with our employees, customers, contractors and others may be breached, and we may not have adequate remedies for such breach. Failure to adequately protect our valuable intellectual property from being infringed or misappropriated could materially adversely affect our business.

We have a limited operating history. We are a new company, in a relatively new market and we have no previous experience managing an entity, similar to our company, that operates in the nutraceutical industry. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business enterprise and the new industry in which our company operates.

The nutraceutical industry is a relatively new industry that, as a whole, may not succeed. If that happens, there may not be an adequate demand for our company to succeed. As a relatively new industry, there are few established players whose business models our company can follow or build upon. Similarly, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in our business.

Potential investors should further consider, among other factors, our company's prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. Should such risks arise, our company might not be able to successfully address these risks and uncertainties or successfully implement the company's business plan. If our company fails to do so, such failure could have a significant and negative impact on the company's business, operations and financial condition.

The international potential of our business subjects us to additional business risks that could cause our revenue and profitability to decline. We currently make our products available in 60 territories internationally and we may increase our international coverage in the future. Although revenues from international sales currently constitutes less than 15% of our overall revenues, this share and exposure to international business risks may increase in the future. The risks associated with our operations outside of the United States include: •multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products; •inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies; •trade protection measures, including increased duties and taxes, and import or export licensing requirements; •price controls; •government health promotional programs intended to discourage the use of our products; •ownership regulations; •differing local product preferences and product requirements; •difficulty in establishing, staffing and managing operations; •differing labor regulations; •potentially negative consequences from changes in or interpretations of tax laws; •political and economic instability; •enforcement of remedies in various jurisdictions; •changes in foreign medical reimbursement policies and programs; and •diminished protection of intellectual property in some countries.

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and the FTC, and we are also subject to similar regulators in other countries. Failure to comply with these regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual states also regulate nutritional supplements. A state may interpret claims or products presumptively valid under federal law as illegal under that state's regulations. In markets outside the United States, we are usually required to obtain approvals, licenses, or certifications from a country's ministry of health or comparable agency, and comply with local labeling and packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

 requirements for the reformulation of certain or all products to meet new standards, the recall or discontinuance of certain or all products, additional record keeping, expanded documentation of the properties of certain or all products, expanded or different labeling, adverse event tracking and reporting, and additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us.

The alternative health industry faces strong opposition. Although recent public opinion appears to support holistic approaches to health, including nutraceuticals, it is believed that well-funded, significant businesses may have a strong economic opposition to the nutraceutical industry as currently formed. This could result in lobbying and other activities aimed at halting or rolling back the nutraceutical movement which could have a significant and negative impact on the nutraceutical industry and, consequently, on our business, operations and financial condition.

Our ingredients are unique and high quality leading to high costs of goods sold. If we are unable to secure adequate capital to fund manufacturing and inventory, we will be unable to meet growing demand for our products.

Commodity price increases will increase our operating costs and may reduce our profitability. Commodity prices impact our business directly through the cost of raw materials used to make our products, the cost of inputs used to manufacture and ship our products (such as crude oil and energy) and the amount we pay to produce or purchase packaging for our products (such as cardboard and plastic). Commodities such as these are susceptible to price volatility caused by conditions outside of our control, including fluctuations in commodities markets, currency fluctuations and changes in governmental programs. If, as a result of consumer sensitivity to pricing or otherwise, we are unable to increase our prices to offset the increased cost of commodities, we may experience lower profitability and we may be unable to maintain historical levels of productivity.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neurohacker Collective, LLC

- Wyoming Limited Liability Company
- Organized November 2015
- 20 employees

5938 Priestly Drive
Suite 200
Carlsbad CA 9200824

http://neurohacker.com

Business Description

Refer to the Neurohacker Collective profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neurohacker Collective is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/neurohacker/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*